Francine J. Rosenberger
Kirkpatrick & Lockhart Preston Gates Ellis LLP
1601 K Street, NW
Washington, DC 20006-1600

May 29, 2008

RE: Direxion Shares ETF Trust
    File Nos.: 811-22201; 333-150525

Dear Ms. Rosenberger:

We have reviewed the registration statement on Form N-1A for Direxion Shares ETF Trust (the "Trust") filed with the Commission on April 30, 2008. The registration is being made to register shares of common stock of 36 separate exchange-traded index funds ("Fund"). We have the following comments on the registration statement. The comments apply to each of the separate exchange-traded Fund's disclosure.

General Comments

1. We note that portions of the filing are incomplete. We may have comments on such portions when you complete them in a pre-effective amendment, or on financial statements and exhibits added in any pre-effective amendments.

Prospectus

2. Overview of the Direxion Shares ETF Trust—In this section please disclose that only certain large institutional investors may purchase or redeem creation units directly with the Trust at net asset value. In addition, please state in this section that each Fund is non-diversified.

3. Investment Techniques and Policies—Explain in your response letter how the Funds can seek to provide 300% of the daily price performance of the relevant indexes and meet its asset coverage obligations under Section 18 of the Investment Company Act of 1940 ("1940 Act").

4. Investment Techniques and Policies—Please make clear that the Funds may not invest in all of the securities in an index.

5. Investment Techniques and Policies—In the first paragraph of this section provide a concise explanation of long and short positions. In addition, in the second paragraph, disclose whether or not there are any limitations on the Funds' derivatives leveraging..

6. The Expected Return of a Bull Fund—Please revise this heading and the two subsequent headings that refer to "expected returns" to replace the work "expected" with a word that more accurately reflects the conjectural nature of the Funds' returns.

7. Principal Risks—Please add market trading risk to the risk chart. In addition, since the chart identifies concentration risk as a principal risk, appropriate disclosure should be added to the Investment Techniques and Policies section of the prospectus.

8. Principal Risks—The risk chart identifies concentration risk as a risk associated with several of the Funds. Please expand the narrative risk disclosure to identify the specific industries in which the Funds will invest.

9. The two sections "Risks of Aggressive Investment Techniques" and "Risks of Investing in Derivatives" appear to have duplicative disclosure. You may wish to compress these two sections into one. In addition, please add more specific information about the specific derivatives that will be utilized or provide a cross-reference to that section of the prospectus that provides such disclosure.

10. Credit Risk and Lower-Quality Debt Securities—Please add junk bonds to the risk table, identifying which Funds invest significantly in these securities.

11. High Portfolio Turnover—The first paragraph in this section states that it is expected that a "significant portion of the Funds' assets" will come from money managers as part of their asset allocation and market timing strategies, which often call for frequent trading. In the second paragraph, it is stated that the Funds' structure may lead to a lesser risk of frequent trading than with a traditional mutual fund. Please reconcile the conflicting disclosure.

12. Market Price Variance Risk—Please disclose that there is no guarantee that an active market will develop for Fund shares.

13. Fees and Expenses --If the prospectus will be delivered to retail investors purchasing in the secondary market as well as to purchasers of creation units, delete the transaction fee line items from the fee table and place the information in a footnote to the fee table. If the prospectus only will be delivered to purchasers of creation units, you may keep the disclosure as is.

14. Fees and Expenses—The expense example need only show 1-and 3-year examples. See Instruction 5(c) to Item 3 of Form N-1A.

15. Creations, Redemptions and Transaction Fees—Purchases and Redemptions—The disclosure in this section states that purchase and redemption orders must be received by the distributor prior to 4:00 p.m. if transmitted by mail, or 3:00 p.m. if transmitted by telephone, facsimile or other electronic means. In your response letter, explain how the 3:00 p.m. deadline for electronic orders comports with Rule 22c-1 under the 1940 Act.

16. Investment Policies and Techniques—The first sentence of this section discloses that each Bull Fund invests at least 80% on its net assets in the securities of an index. The following chart includes the daily targets and relevant indexes of both Bull and Bear Funds. Please provide narrative disclosure to identify the types of securities in which the

Bear Funds are expected to invest. In addition, in the disclosure following the chart, make clear which securities are permissible investments for the Bear Funds.

Statement of Additional Information

17. Investment Restrictions—Restriction number 4 should state that concentration occurs when a Fund invests " 25% or more" of its total assets in the same industry. In addition, for any Fund that will concentrate its investments in a particular industry, please disclose in the prospectus the industries in which such Funds will concentrate.

18. We note that Appendix B (Proxy Voting Policies) is missing from the registration statement. Please ensure that it is included in the pre-effective amendment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant and its management are in possession of all facts relating to the registrant's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the registrant requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the accuracy and adequacy of the disclosure in the filing; and
- The registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Please respond to this letter by filing a pre-effective amendment pursuant to Rule 472 under the Securities Act of 1933. Please respond to all comments. Where no changes will be made in the filing in response to a comment, please inform us in a supplemental letter and state the basis for your position.

If you have any questions prior to filing a pre-effective amendment, please call me at (202) 551-6970.

Sincerely,

Mary A. Cole
Senior Counsel